1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2026
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: January 9, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC December 2025 Revenue Report

HSINCHU, Taiwan, R.O.C. – Jan. 9, 2026 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for December 2025: On a consolidated basis, revenue for December 2025 was approximately NT$335.00 billion, a decrease of 2.5 percent from November 2025 and an increase of 20.4 percent from December 2024. Revenue for January through December 2025 totaled NT$3,809.05 billion, an increase of 31.6 percent compared to the same period in 2024.

TSMC December Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	December 2025	November 2025	M-o-M Increase (Decrease) %	December 2024	Y-o-Y Increase (Decrease) %	January to December 2025	January to December 2024	Y-o-Y Increase (Decrease) %
Net Revenue	335,003	343,614	(2.5)	278,163	20.4	3,809,054	2,894,308	31.6

TSMC Spokesperson:	TSMC Media Contacts
Wendell Huang Senior Vice President and CFO	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for December 2025 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2025	2024
Dec.	Net Revenue	335,003,568	278,163,107
Jan. ~ Dec.	Net Revenue	3,809,054,272	2,894,307,699
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	119,657,723	15,295,580	15,295,580
TSMC Development**	33,818,022	1,886,640	1,886,640
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,999,322,789	2,616,559	2,616,559
TSMC**		204,386,000	204,386,000
TSMC***		471,476,919	343,737,521
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	280,130,819
	Mark to Market of Outstanding Contracts	(3,015,196)
	Cumulative Unrealized Profit/Loss	(2,589,261)
Expired Contracts	Cumulative Notional Amount	1,348,106,828
	Cumulative Realized Profit/Loss	(5,544,918)
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,290,836
	Mark to Market of Outstanding Contracts	16,568
	Cumulative Unrealized Profit/Loss	16,223
Expired Contracts	Cumulative Notional Amount	14,988,295
	Cumulative Realized Profit/Loss	(894)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	3,392,628
	Mark to Market of Outstanding Contracts	24,269
	Cumulative Unrealized Profit/Loss	24,220
Expired Contracts	Cumulative Notional Amount	46,068,005
	Cumulative Realized Profit/Loss	15,388
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,227,691
	Mark to Market of Outstanding Contracts	4,226
	Cumulative Unrealized Profit/Loss	(189,927)
Expired Contracts	Cumulative Notional Amount	99,463,826
	Cumulative Realized Profit/Loss	(135,065)
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(9,905)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	745,223
	Mark to Market of Outstanding Contracts	(817)
	Cumulative Unrealized Profit/Loss	(12,029)
Expired Contracts	Cumulative Notional Amount	13,259,935
	Cumulative Realized Profit/Loss	(33,718)
Equity price linked product (Y/N)		N